

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

May 1, 2009

By U.S. Mail and Facsimile

Mr. Patrick Cavanaugh
Chief Financial Officer
International Game Technology
9295 Prototype Drive
Reno, Nevada 89521

> **Re:** **Form 10-K for the Fiscal Year Ended September 30, 2008**
> **Form 10-Q for the Fiscal Quarter Ended December 31, 2008**
> **File No. 001-10684**

Dear Mr. Cavanaugh:

    We have reviewed your response letter dated April 8, 2009 and have the following additional comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21
Critical Accounting Estimates, page 22
Goodwill, Other Intangibles, and Royalties, page 22

1.   We have reviewed your response to prior comment one. In order to fully provide the information necessary for investors to understand and assess the key estimates and assumptions underlying your impairment analysis as well as determine the potential impact of changes in your assumptions, please expand your proposed disclosures to quantify all the material assumptions underlying your discounted cash flow method and provide a sensitivity analysis of those assumptions based upon reasonably likely changes. In addition, quantify the impact on your estimated fair value of each reporting unit as a result of changes in your assumptions and methodologies from 2007 to 2008.

*   *   *

Please respond to this comment within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comment.

If you have any questions regarding this comment, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief